October 6, 2009

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR and FACSIMILE

Re: Universal Health Realty Income Trust Form 10-K for the year ended December 31, 2008 and Form 10-Qs for the quarters ended March 31 and June 30, 2009.

File No. 001-09321

Dear Ms. van Doorn:

On October 5, 2009, we received a comment letter from the Staff dated September 30, 2009 in connection with the filings referenced above. This letter is being written to confirm our request for a response extension to Friday October 16, 2009. The extension was requested to, and approved by, Kristi Marrone via voice mail on Monday, October 5, 2009.

Below is my contact information where I can be reached should the Staff have any questions. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Charles Boyle
Charles Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406
610-768-3354 (telephone)
610-382-4828 (fax)
Chick.boyle@uhsinc.com (email)